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                                               Filed by D&E Communications, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                    Subject Company: Conestoga Enterprises, Inc.
                                                    Commission File No.: 0-24064

Article from: Inside @ D&E
a newsletter for employees and retirees of D&E Communications

                             NEIGHBORS JOIN FORCES:
         D&E TO DOUBLE IN SIZE DURING MERGER WITH CONESTOGA ENTERPRISES


D&E Communications' plan to acquire Conestoga Enterprises will bring together neighboring companies that each have a long history of providing exceptional service and technology to customers.

The combined company would include more than 146,000 ILEC access lines and more than 23,000 CLEC access lines, as well as Internet and data services, systems integration and telecommunications equipment sales. Together, they would form a leading rural wireline carrier with operations and customers in a 30-county region stretching from the New Jersey border west to Altoona and from the Maryland border north to Williamsport.

D&E and Conestoga together would form the nation's 20th-largest local exchange carrier, according to U.S. Telecom Association statistics from Dec. 31, 2000. Individually, D&E was number 32 in that ranking, and Conestoga was number 27.

The histories and cultures of the two firms are markedly similar. D&E celebrated its 90th anniversary last year. It has grown from a rural telephone company into an Integrated Communications Provider (ICP) with a wide range of voice and data services.

Conestoga's two ILECs are slightly older than D&E's. Conestoga Telephone, headquartered in Birdsboro in eastern Berks County, was founded in 1902, and Buffalo Valley Telephone, in Lewisburg, Union County, dates to 1904. Their parent company, Conestoga Enterprises, Inc., has diversified as well. It now provides local, long distance and wireless PCS services; paging; Internet access; and communications equipment, as well as cable TV service in the State College area.

In merging these two neighboring ICPs, D&E expects the combined company to focus on wireline services. To that end, D&E is under agreement with VoiceStream for the sale of its wireless partnership interest and the parties expect to divest Conestoga's wireless operations. D&E expects the greater scale of the combined business to provide opportunities for more efficiency and the chance to carry best practices from each group across the combined company. In addition, D&E believes the larger business will attract additional attention from investors.

Conestoga's President, Albert H. Kramer, who previously worked as Chief Financial Officer at D&E, will join the senior management of the combined company. In addition, Conestoga Chairman John R. Bentz will join D&E's Board of Directors after the merger is completed.

D&E announced a conditional agreement to purchase Conestoga on Nov. 21, 2001. After NTELOS, a Virginia telecommunications company, terminated its earlier agreement to acquire Conestoga on Dec. 3, the D&E/Conestoga agreement became fully effective. The deal calls for D&E to pay $273 million to Conestoga shareholders. The acquisition requires the approval of shareholders and regulators, and it is expected to close in the second quarter of 2002.

D&E and Conestoga filed a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission on January 9, 2002. Investors and security holders may obtain a free copy of such document at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's web site at www.decommunications.com when they become available. THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ D&E'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.